FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Material fact dated July 27, 2005, regarding the sale of the mobile telephone business of Auna.

2	Material fact dated July 27, 2005, regarding completion of the sale of Auna.

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Item 1

MATERIAL FACT

Endesa, Banco Santander Central Hispano and Unión Fenosa, the majority shareholders of Grupo Auna, have reached an agreement in principle with Orange, a subsidiary of France Télécom, for the sale of the mobile telephone business of Auna, which is carried out through its affiliate company Amena. Minority shareholders in Auna will have the option of participating as sellers in the transaction.

The transaction will be carried out through the sale of 80% of the equity capital of Auna following the spin-off of Auna TLC and other assets not related to mobile telephony, which will be submitted to the Shareholders’ Meeting of Auna. The basic terms of the transaction are as follows:

•	The initial price for 80% of the equity capital of Auna (after the spin-off referred to above and excluding debt) is 6.4 billion euros, subject to the usual adjustments in this type of transaction, which are mainly the variations in indebtedness and working capital through the date of the closing of the transaction. This price implies a valuation of 100% of the business of Amena of 10.6 billion euros, including debt and minoritary interests in Amena.

•	At the request of the buyer, the sellers will reinvest part of the amount obtained through the sale (up to a maximum of 3 billion euros, to be determined by the buyer) in a new share issue by France Télécom, which they will be proscribed from selling until 1 January 2007. From 1 January 2007 until 31 March 2007 the sellers can dispose of these shares, claiming from France Télécom the difference, in their favour or against, between the sale price and a value equivalent to the acquisition price plus an annual rate of 4%. Moreover, the vendors will grant to France Télécom an option to buy said shares once they have been subscribed, which can be exercised at the same value.

•	Regarding the 20% of equity stock of Auna not being sold now, such stake may be sold to Orange and / or France Télécom or to third parties, or through a placement in the stock exchange, once three years have lapsed from the initial purchase. A mechanism has been agreed upon, allowing a minimum guaranteed price equivalent to 90% of the price per share paid by Orange in the initial purchase, plus an annual rate of 4.5%.

After the close of the transaction France Télécom and Orange foresee the merger of Auna (after the spin-off of the business of Auna TLC) and Amena with France Télécom España (Wanadoo). Endesa, Banco Santander and Unión Fenosa, together with the other shareholders of Auna will participate in the share capital of the company created by this merger. The sellers will have the right to designate, jointly, at least one director of the company.

This transaction is subject to the approval of the appropriate administrative bodies of the parties and the signing of final documentation, which is expected to occur no later than July 29, 2005. The approval by the Shareholders’ Meeting of France Télécom of the capital increase that may be necessary to carry out the abovementioned reinvestment will also be required. The transaction will also be submitted to competition authorities.

     Boadilla del Monte (Madrid) July 27, 2005

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Item 2

MATERIAL FACT

As per continuation of the RNS announcement made earlier today in connection with the sale of the mobile telephone business of Auna to France Télécom, Banco Santander Central Hispano, S.A. informs that in case that the sale of Auna TLC is completed, the estimated capital gain for Grupo Santander would be approximately of 400 million euros.

     Boadilla del Monte (Madrid), July 27, 2005

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: July 27, 2005	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President